Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario – May 12, 2022 – Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s virtual Annual Meeting of Shareholders on May 11, 2022.

The nominees listed in the Management Information Circular dated March 15, 2022 were elected as directors of Kinross at the meeting (see detailed voting results below).

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Atkinson	818,552,633	97.68%	19,425,689	2.32%
Kerry D. Dyte	824,194,573	98.36%	13,783,748	1.64%
Glenn A. Ives	828,957,429	98.92%	9,020,893	1.08%
Ave G. Lethbridge	822,031,204	98.10%	15,947,117	1.90%
Elizabeth D. McGregor	828,610,027	98.88%	9,368,295	1.12%
Catherine E. McLeod-Seltzer	745,258,792	88.94%	92,719,530	11.06%
Kelly J. Osborne	823,834,258	98.31%	14,144,063	1.69%
J. Paul Rollinson	829,059,653	98.94%	8,918,668	1.06%
David A. Scott	829,143,995	98.95%	8,834,327	1.05%

Voting results on the other items of business at the Annual Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
898,743,904	97.10%	26,884,653	2.90%

“Say on Pay” resolution on executive compensation

Votes for	% for	Votes against	% withheld
759,370,975	90.61%	78,737,593	9.39%

A report on all matters voted on at the meeting has been filed on SEDAR.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile, Canada, Russia and Ghana. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

p. 1	Kinross announces Annual Shareholder Meeting voting results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.

p. 2	Kinross announces Annual Shareholder Meeting voting results	www.kinross.com